Exhibit 1

AIR LIQUIDE ANNOUNCES AGREEMENT TO ACQUIRE AIRGAS

•	Air Liquide to acquire U.S.-based Airgas for U.S. $143 per share in cash, or a total enterprise value of $13.4 billion
•	Game-changing combination that strengthens Air Liquide’s global leadership with #1 position in North America, complementing its #1 positions in Europe, Africa / Middle East and Asia-Pacific, and provides new opportunities to Airgas customers
•	Air Liquide ideally positioned for future growth with a stronger presence in the U.S., the largest industrial gases market in the world
•	The transaction is expected to be accretive from year one
•	Combined company to deliver greater value, service and innovation to customers in North America and around the world

Paris, France, and Radnor (Pennsylvania), USA – 17 November 2015 – Air Liquide (Euronext Paris: AI), world leader in gases, technologies and services for Industry and Health, and Airgas (NYSE: ARG), one of the leading suppliers of industrial gases and associated products and services in the U.S., today announced an agreement under which Air Liquide will acquire Airgas. Airgas shareholders will receive $143 per share in cash for all outstanding shares of Airgas, representing a total enterprise value of $13.4 billion (€12.5 billion at current exchange rates[1]) on a fully diluted basis and including the assumption of Airgas debt.

The transaction represents a premium of +50.6% to Airgas’ one month average share price, prior to the announcement of the transaction, and of +20.3% over Airgas’ 52-week high share price1.

In the transaction, Airgas will become a wholly-owned subsidiary of Air Liquide.

Benoît Potier, Chairman and CEO of Air Liquide, said:

“This combination offers significant benefits for all of our stakeholders due to the highly complementary nature of the two businesses. It also advances Air Liquide’s vision to lead the industry and deliver long-term performance while acting responsibly. This acquisition increases our geographic reach in the resilient U.S. market, and offers continuous growth opportunities. Airgas is the industry leader in U.S. packaged gases with a customer-centric organization and we are confident in our ability to successfully combine operations. Airgas is a unique partner, and together we will continue to advance our strategy based on profitable growth and innovation over the long-term.”

[1] Calculated as of Monday November 16th, 2015

He added, “We have the highest respect for Airgas, its organization, its employees and its stakeholders, as well as for what they have achieved over more than 30 years. We look forward to working with their teams as we move to complete the transaction and combine both businesses.”

Peter McCausland, Executive Chairman of Airgas, said:

“This transaction is compelling for our shareholders, arising from the persistent execution of our business strategy for more than three decades. Air Liquide’s long-term vision and strong heritage in the U.S. make it the right fit for our valued customers, and the combination creates significant opportunities for the talented employees of both companies. Airgas customers and employees will benefit from Air Liquide’s unrivalled global footprint and strength in technology, innovation and operational efficiency, while Airgas is ready to bring the entrepreneurial culture and packaged gas excellence that have driven our success to date. We are excited about the prospects of integrating these two businesses to create the largest industrial gas company in the world. We look forward to working closely with Air Liquide to complete the transaction and achieve a smooth transition.”

Strategic Rationale

Combining Air Liquide and Airgas will bring together two highly complementary businesses to deliver greater value, service and innovation to customers in North America and around the world. In the U.S., Airgas’ leadership in the packaged gases business and associated products and services and Air Liquide’s strong footprint in complementary activities will increase the scope and competitiveness of the combined companies’ product offering.

This acquisition gives Air Liquide a greater presence in the U.S. market, the largest for industrial gases worldwide, and will ideally position Air Liquide for future growth. In addition, there is potential for further growth using Airgas’ footprint to accelerate the deployment of Air Liquide’s technologies.

The combination builds on Air Liquide’s longstanding track record of successfully operating in the U.S. and will benefit from Airgas’ unmatched national presence and its more than 1 million customers in the U.S., as well as from its leading customer-facing platform including e-commerce and telesales capabilities. The combined entity will be able to better serve customers with the most advanced multi-distribution networks in the U.S. and more competitive product offerings thanks to an integrated upstream-downstream model.

The acquisition will reinforce Air Liquide’s global leadership position, increasing Gas & Services sales by around + 30%. Upon completion of the acquisition, the combined company will be the leader in North America, complementing number one positions in Europe, Africa/Middle East and Asia-Pacific. It will also be number one in Industrial Merchant and Large Industries, and co-number one in Electronics, worldwide.

The combined company will continue to implement an innovation strategy that combines scientific expertise, industry-leading technology and customer insight to bring new products and services to market. It will also improve existing offerings and open new markets, in particular by leveraging digital technologies. In addition, this combination will create new opportunities for employees as part of a leading global organization that is ideally positioned for growth.

Financial Benefits

Air Liquide’s acquisition of Airgas represents significant value for shareholders of both companies. Upon completion, Airgas shareholders will receive immediate and substantial cash value for their shares.

Air Liquide’s management has a proven track record of executing and integrating acquisitions. The transaction is expected to be accretive from year one. Air Liquide plans to realize more than $300 million of pre-tax cost, efficiency and volume synergies; the majority within two to three years. The company’s objective is to maintain its S&P ‘A-/A’ credit rating. Air Liquide has committed bridge financing for the transaction and intends to refinance through a capital increase in the range of €3 billion to €4 billion, and a combination of U.S. dollar and Euro long-term bonds.

Timing and Conditions

The transaction is subject to Airgas shareholders’ approval, receipt of necessary antitrust and other regulatory approvals and other customary conditions and provisions. The two parties wish to proceed swiftly.

Board Approvals and Process

The transaction has been unanimously approved by each of Airgas’ and Air Liquide’s boards of directors, including Executive Chairman of Airgas Peter McCausland who is a significant shareholder, and an ad hoc committee of the Air Liquide board was established to participate in the process that led to the agreement between Airgas and Air Liquide.

Barclays Bank Plc and BNP Paribas are acting as financial advisors to Air Liquide, and also as underwriters of the bridge financing. Cleary Gottlieb Steen & Hamilton LLP and Bredin Prat are acting as legal advisors to Air Liquide.

Goldman Sachs and Bank of America Merrill Lynch are acting as financial advisors to Airgas and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Airgas.

On Wednesday, 18 November 2015

Investor Calls at 8:30am CET and at 5:30pm EST

Press Conference at 10:00am CET at Pavillon Gabriel, 75008 Paris

Investor Calls Details

Investor call 1, at 8:30 am Paris time (London 7:30 am, New York 2:30 am)

(UK) +44 (0)20 3427 1910 and 4056934#

(FR) +33 (0)1 70 48 01 66 and 4056934#

(US) +1-212-444-0412 and 4056934#

Investor call 2, at 5:30 pm New York time (Paris 11:30 pm, London 10:30 pm)

Dial-In:

(US Toll) +1-212-999-6659

(US Toll Free) +1-866-966-5335

Replay – available for 7 days:

(US Toll Free) +1-866-595-5357 and 6648317#

Press Conference Details

10:00-10:45 CET at Pavillon Gabriel - 5 Avenue Gabriel, 75008 Paris.

Held by Benoît Potier, Chairman and CEO of Air Liquide, and Fabienne Lecorvaisier, CFO.

It will be possible to listen to the press conference by dialing: (FR) +33 (0)1 76 77 22 30 and 9174705# or (UK) +44 (0)20 3427 1916 and 9174705# (listen only)

Contact Information

Air Liquide

Media relations

Annie Fournier

+33 (0)1 40 62 51 31

annie.fournier@airliquide.com

Caroline Philips

+33 (0)1 40 62 50 84

caroline.philips@airliquide.com

Investor relations

Aude Rodriguez

+33 (0)1 40 62 57 08

aude.rodriguez@airliquide.com

Erin Sarret

+33 (0)1 40 62 57 37

erin.sarret@airliquide.com

Airgas

Media relations

Sarah Boxler

+1-610-263-8260

sarah.boxler@airgas.com

Dan Katcher / Andrew Siegel / Jim Golden
Joele Frank, Wilkinson Brimmer Katcher
+ 1-212-355-4449

Investor relations

Joseph Marczely

+1-610-263-8277

joseph.marczely@airgas.com

For Air Liquide USA

Michael Rosen
+1- 713-624-8023
michael.rosen@airliquide.com

Steven Lipin, Brunswick Group
+1-212-333-3810

Louis Laffont

+33 (0)1 40 62 57 18

louis.laffont@airliquide.com

Jérôme Zaman
+33 (0)1 40 62 59 38
jerome.zaman@airliquide.com

About Air Liquide

World leader in gases, technologies and services for Industry and Health, Air Liquide is present in 80 countries with more than 50,000 employees and serves more than 2 million customers and patients. Oxygen, nitrogen and hydrogen have been at the core of the company’s activities since its creation in 1902. Air Liquide’s ambition is to be the leader in its industry, delivering long-term performance and acting responsibly.

Air Liquide ideas create value over the long term. At the core of the company’s development are the commitment and constant inventiveness of its people.

Air Liquide anticipates the challenges of its markets, invests locally and globally, and delivers high-quality solutions to its customers and patients, and the scientific community.

The company relies on competitiveness in its operations, targeted investments in growing markets and innovation to deliver profitable growth over the long-term.

Air Liquide’s revenues amounted to €15.4 billion in 2014, and its solutions that protect life and the environment represented more than 40% of sales. Air Liquide is listed on the Paris Euronext stock exchange (compartment A) and is a member of the CAC 40 and Dow Jones Euro Stoxx 50 indexes.

For more information, please visit www.airliquide.com.

About Airgas

Airgas, Inc. (NYSE: ARG), through its subsidiaries, is one of the nation’s leading suppliers of industrial, medical and specialty gases, and hardgoods, such as welding equipment and related products. Airgas is a leading U.S. producer of atmospheric gases with 16 air separation plants, a leading producer of carbon dioxide, dry ice, and nitrous oxide, one of the largest U.S. suppliers of safety products, and a leading U.S. supplier of refrigerants, ammonia products, and process chemicals. Approximately 17,000 associates work in more than 1,100 locations, including branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also markets its products and services through e-Business, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base.

Airgas revenues amounted to $5.3 billion in 2015 (fiscal year ending March 31, 2015).

For more information, please visit www.airgas.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. L’Air Liquide S.A. (“Air Liquide”) and Airgas, Inc. (“Airgas”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the transactions described in this press release, Air Liquide’s operation of Airgas’ business following completion of the contemplated transactions, and statements regarding the future operation, direction and success of Airgas’ businesses. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of Airgas’ stockholders required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transactions making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transactions costs; actual or contingent liabilities; and other risks and uncertainties discussed in Airgas’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Airgas’ most recent annual report on Form 10-K. You can obtain copies of Airgas’ filings with the SEC for free at the SEC’s website (www.sec.gov). Neither Air Liquide nor Airgas undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find it

Airgas intends to file with the SEC a proxy statement in connection with the contemplated transactions. The definitive proxy statement will be sent or given to Airgas stockholders and will contain important information about the contemplated transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed with the SEC at the SEC’s website at www.sec.gov.

Certain Information Concerning Participants

Airgas and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Airgas investors and security holders in connection with the contemplated transactions. Information about Airgas’ directors and executive officers is set forth in its proxy statement for its 2015 Annual Meeting of Stockholders and its most recent annual report on Form 10-K. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the proxy statement that Airgas intends to file with the SEC.